UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of BSBios shares

—

Rio de Janeiro, December 18, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on April 27, 2020, informs that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBio), as part of the competitive process, has concluded the negotiation phase with the company RP Participações em Biocombustíveis S.A. for the sale of all its shares (50%) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios).

The Executive Board of PBio approved the forwarding of the matter for deliberation of Petrobras' competent bodies. The transaction is still subject to the approval of PBio Shareholders General Meeting and to compliance with other usual precedent conditions.

The value attributed to 100% of BSBios shares is R$ 1.235 billion on the base date of 11/30/2020. With the net debt deductions and other price adjustments, the net value to be received by PBio (50% of BSBios) will be around R$ 319 million, if the transaction is approved.

Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management and informs that the subsequent steps will be disclosed to the market according to the company's and PBio's Divestment Methodology and Decree 9.188/2017.

About BSBios

BSBios owns two biodiesel plants:

i)	Passo Fundo biodiesel plant, located in the state of Rio Grande do Sul, with a production capacity of 414 thousand m³/year, a crushing capacity of 1,152 thousand tons/year and a storage capacity of 120 thousand tons of grains, 60 thousand tons of bran and 7.5 thousand m³ of biodiesel; and

ii)	Marialva biodiesel plant, located in the state of Paraná, with a production capacity of 414 thousand m³/year and a storage capacity of 3 thousand m³ of vegetable oil, 1.5 thousand m³ of animal fat and 4.5 thousand m³ of biodiesel.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer